UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hughes, Keith W.
   250 E. Carpenter Freeway
   Irving, TX  75062-2729
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |4/15/9|P (1| |8.7568            |A  |$79.9375   |                   |D     |                           |
                           |8     |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |4/30/9|P (1| |9.396             |A  |$74.50     |74,565.8704        |D     |                           |
                           |8     |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |4/30/9|I (2|V|5,320.055         |A  |$74.75     |8,977.236 (3)      |I     |by 401(k) plan             |
                           |8     |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Phantom Stock         |1-for-1 |4/30/|I (4|V|3,081.348 (|A  |(4)  |(4)  |Class A Comm|3,081.3|$74.75 |3,404.1650 (|D  |            |
                      |        |98   |)   | |4)         |   |     |     |on Stock    |48     |       |5)          |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. These shares were purchased through payroll deduction pursuant to the company's employee stock purchase plan.
2. These shares were acquired pursuant to an intra-plan transfer to the company stock fund within its 401(k)
plan.
3.  Includes 975.717 shares acquired in a distribution by Ford Motor
Company.
4. These shares were acquired pursuant to an intra-plan transfer to the company stock fund within its excess benefit plan and will be settled upon the reporting person's retirement or other termination of service.
5.  Includes 78.202 shares acquired in a distribution by Ford Motor
Company.
SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Keith W. Hughes
DATE
May 8, 1998